Exhibit 21.01

GRIC Communications, Inc.

Subsidiaries of Registrant

NAME	PLACE OF INCORPORATION OR ORGANIZATION
Axcelerant, Inc.	Delaware, USA

GRIC International Corporation	Delaware, USA

GRIC International (HK) Limited	Hong Kong

GRIC Asia-Pacific Pte Ltd	Singapore

GRIC Communications (M) Sdn Bhd	Malaysia

GRIC Software India Private Limited	India

GRIC International (UK) Limited	United Kingdom

Worldwide Axcelerant Group	California, USA